08030908

SEC Mail Processing Section
MAR 27 2008
Washington, DC
108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 30700

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Placement Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Tenth Avenue, 11th Floor
(No. and Street)

San Diego (City) CA (State) 92101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fernando Carrillo 619-326-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P.C.
(Name – *if individual, state last, first, middle name*)

9171 Wilshire Blvd., 5th Floor (Address) Beverly Hills (City) CA (State) 90210 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Fernando Carrillo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Placement Group, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

MARIA LUISA BOYD
Commission # 1577754
Notary Public - California
San Diego County
My Comm. Expires May 10, 2009

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT PLACEMENT GROUP

CONTENTS

Independent Auditors' Report	1
Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statement	3-10

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

Board of Directors
Investment Placement Group

We have audited the accompanying statement of financial condition of Investment Placement Group as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Investment Placement Group as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
March 17, 2008

INVESTMENT PLACEMENT GROUP

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS		
Cash	$	492,550
Due from broker (including restricted cash of $106,909)		1,339,189
Commissions and fees receivable		616,321
Interest receivable		7,543
Notes receivable		41,018
Securities owned, at fair value		3,630,470
Prepaid expenses and other		249,373
Property and equipment, net		299,472
Deferred income taxes, net		59,200
	$	6,735,136
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	2,184,718
Note payable-bank		350,000
Securities sold short, at fair value		91,250
Total liabilities		2,625,968
Commitments		
Stockholders' equity		
Series A, no par, voting common, 111,000 shares authorized, issued and outstanding		401,892
Series B, no par, non-voting common, 19,590 shares authorized, issued and outstanding		2,445,224
Retained earnings		1,262,052
Total stockholders' equity		4,109,168
	$	6,735,136

See accompanying notes to financial statement.

1. Organization and summary of significant accounting policies

Nature of Operations

Investment Placement Group (the "Company"), a California corporation, provides broker-dealer services primarily to foreign investors. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company clears its securities transactions on a fully disclosed basis with a clearing broker.

The Company is exempt from the computation of reserve requirements and information related to possession or control requirements pursuant to Rule 15c3-3, paragraph (k)(2)(ii).

The Company has changed its fiscal year-end from September 30 to December 31 and the accompanying the financial statement reflect the results of operations for a fifteen month period ended December 31, 2007 (the "Period").

Valuation of Investments in Securities at Fair Value

The Company values investments in securities owned that are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Other securities traded in the over-the-counter markets are valued at fair value using their last reported "bid" price if held long, and last reported "asked" price if sold short.

The Company values investments in securities for which there is no ready market at fair value as determined by management. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Realized gains and losses from securities transactions are reported on a first-in, first-out basis. The Company recognizes markup and commission revenues and related expenses on the trade date of the investment transactions.

1. Organization and summary of significant accounting policies (continued)

Translation of Foreign Currency

Purchases and sales of investments, income and expenses that are denominated in foreign currencies are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in other income in the statement of operations.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of the assets which range from five to ten years.

Income Taxes

Income taxes are accounted for under Statement of Financial Accounting Standards No. 109 (SFAS 109), *Accounting for Income Taxes,* which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Account Supervision and Administrative Fees

Such fees represent administrative fees the Company charges its clients and a related entity as compensation for its role as a full-service broker.

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

2. Restricted cash

Pursuant to its securities clearance services agreement, deposits at clearing broker at December 31, 2007 consist of restricted cash totaling $106,909.

3. Securities owned and securities sold short, at fair value

Securities owned and securities sold short consist of the following at December 31, 2007:

Securities owned	
United States Government bonds	$ 1,473,540
Corporate bonds:	
United States	73,860
Mexico	192,339
Venezuela	200,500
Corporate equities and warrants:	
United States	81,201
Venezuela	100,375
Mutual funds	
Mexico	1,508,655
Total (cost $3,647,960)	$ 3,630,470
Securities sold short	
Warrants	
Venezuela (proceeds $89,375)	$ 91,250

4. Property and equipment

Property and equipment consist of the following at December 31, 2007:

Leasehold improvements	$ 491,155
Furniture and fixtures	361,007
Office equipment	239,900
Automobiles	31,600
	1,123,662
Accumulated depreciation and amortization	(824,190)
	$ 299,472

Depreciation and amortization expense for the Period was $150,212.

5. Income taxes

The tax effects of significant items comprising the Company's net deferred income tax asset are as follows at December 31, 2007:

Deferred tax asset:	
Depreciation	$ 56,024
Charitable contributions	7,431
Miscellaneous	4,589
Total deferred tax asset	68,044
Deferred tax liability	
Prepaid insurance	(8,844)
	$ 59,200

There is no valuation allowance at December 31, 2007, as the management of the Company believes that it is more likely than not that the deferred tax asset will be realized.

The current and deferred portions of the income tax expense or benefit included in the statement of operations as determined in accordance with SFAS 109 are as follows for the Period:

Current tax expense:	
Federal	$ 65,840
State	25,996
Subtotal	91,836
Deferred tax benefit:	
Federal	(21,000)
State	(8,100)
Subtotal	(29,100)
Total	$ 62,736

6. Note payable-bank

During the Period, the Company executed a note payable for $350,000 to be utilized for the purchase of leasehold improvements for new office space. The note bears interest at 7 percent and was repaid January 2008 (see note 13).

7. Employee benefit plans

The Company has a qualified 401(k) plan which covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. At the Company's discretion, it can match a portion of the participants' contributions. The Company's matching contribution was $39,015 for the Period.

The Company has a profit sharing plan (the Plan) under which it makes contributions to a trust for the benefit of substantially all employees. Company contributions vest 100% after three years of service. Company contributions to the plan are determined by the board of directors and shall not exceed the maximum amount allowed by the Internal Revenue Code. The Plan may be discontinued by the Company at any time. Company contributions to the plan were $95,000 for Period.

8. Off-balance-sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, that the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

9. Commitments

Leases

The Company leases its office space and certain equipment under operating leases that expire through December 2011. The Company's office space for the La Jolla, California office is leased from an affiliate. Rent and storage expense (including rent for Miami office) for the Period was $396,863.

9. Commitments (continued)

Leases (continued)

The Company signed a lease for new office space in June 2007 to be occupied in February 2008 that expires in December 2017. The Company also signed a lease for the new office in Miami that expires in December 2008. The combined future minimum lease payments under non-cancelable operating leases, which primarily relate to office spaces, are as follows at December 31, 2007:

Year ending December 31,		
2008	$	534,681
2009		423,720
2010		432,192
2011		440,832
2012		449,652
Thereafter		2,386,764
Total	$	4,667,841

Leasehold Improvements

The Company is in the process of constructing leasehold improvements for the new office space. The estimated commitment for furniture and leasehold improvements is approximately $600,000.

10. Concentrations

Major broker

The Company has various brokers generating commission and mark up income. One of the brokers accounted for approximately 60% of the Company's commission revenue for the Period.

Geographic area

The Company's majority of customer base is in Latin America.

11. Related party transactions

The Company pays consulting fees to related parties. During the Period, consulting fees paid was $645,000.

The Company receives administration fees from an affiliate. During the Period, administration fees received was approximately $498,000.

The Company's office space for the La Jolla, California office is leased from an affiliate. Rent and storage expense for the Period for La Jolla, California office was $365,893.

12. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity capital if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company has net capital of $1,237,806 which is $1,068,825 in excess of its required minimum net capital of $168,981.

13. Subsequent events

Note payable-bank

In January 2008, the Company repaid the note payable of $350,000. Also, the Company obtained new financing of approximately $740,000 for the acquisition of leasehold improvements for the new office. The note bears interest at 6.75 percent and matures on May 17, 2013. The note is payable by interest only installments starting in February 2008 for five months and then installments of principal and interest beginning in July 2008. The note is guaranteed by two Company shareholders and is collateralized by the assets of the Company. Future payments on the note are as follows:

Year ending December 31,		
2008	$	111,800
2009		182,100
2010		182,100
2011		182,100
2012		182,100
Thereafter		45,500
		885,700
Less amount representing interest		145,700
Total	$	740,000

13. Subsequent events (continued)

Clearing broker

On March 14, 2008, The Bear Stearns Companies Inc. ("Bear Stearns") announced that its liquidity position had significantly deteriorated and had reached an agreement with JP Morgan Chase & Co. ("JP Morgan Chase") to provide a secured loan facility allowing Bear Stearns to access liquidity as needed. On March 16, 2008, JP Morgan Chase announced that it had entered into an Agreement and Plan of Merger (the "Merger") with Bear Stearns. The agreement is subject to customary closing conditions, including regulatory and Bear Stearns stockholder approvals.

Bear Stearns is the clearing broker of all Company securities commission and markup transactions. At December 31, 2007, the following assets and liabilities on the statement of financial condition were custodied at or owed from Bear Stearns:

	Amount
Due from broker	$ 1,166,000
Commissions and fees receivable	303,700
Interest receivable	7,500
Securities owned, at fair value	2,121,800
Securities sold short, at fair value	(91,250)

As a result of these announcements concerning Bear Stearns, management of the Company has determined that the credit and counterparty risk with Bear Stearns has increased. Although it is anticipated that the agreements between Bear Stearns and JP Morgan Chase may have reduced these risks, there are uncertainties on whether the Merger will receive the necessary approvals and eventually be consummated. There are also uncertainties concerning the future financial condition of Bear Stearns. Management of the Company has been assured by Bear Stearns Global Clearing Group that Bear Stearns does not expect any business disruption as it relates to the Company's clearing arrangement. Company management is currently unable to determine the ultimate outcome of these events and the effect on the operations of the Company, including the extent of losses, if any, that might be incurred in the event that Bear Stearns, JP Morgan Chase, or any other third party is unable to fulfill the contractual obligations owed to the Company. The financial statement do not include any adjustments for these events and uncertainties.

END